

February 7, 2014

<u>Via E-mail</u>
Christopher Neuert
President
Compliance & Risk Management Solutions Inc.
49 Main Street
New Egypt, NJ  08533

>   **Re:** **Compliance & Risk Management Solutions Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 16, 2014**
>   **File No. 333-192647**

Dear Mr. Neuert:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1.    Please include a footnote to the offering proceeds table to indicate that you have deducted your estimated offering expenses from the "net proceeds to the company" line.

<u>Use of Proceeds, page 15</u>

2.    We note your disclosure on page 41 that Ocean Cross Business Solutions Group LLC agreed to defer its fees until you complete a financing that allows you to pay all of your legal fees.  Please revise your disclosure here and in the Use of Proceeds section, if applicable, to indicate if proceeds from this offering will be used to pay fees due to Ocean Cross Business Solutions Group LLC, or advise.

Selling Shareholders, page 16

3.      We refer to the selling shareholders table on page 17 and specifically the "Shares of Common Stock Owned Prior to the Offering" column.  Please revise the total shares amount so that shares that are beneficially owned by more than one person are not counted twice, as appears to be the case.

4.      We note your disclosure on page 17 that Michael E. Tobler is an affiliate of a broker-dealer and that at the time he purchased the shares being registered, he had no agreements or understandings, directly or indirectly with any person to distribute the securities.  Please note that a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter, unless the prospectus also states, if true, that the selling stockholder purchased the shares being registered for resale in the ordinary course of business.  Please revise or advise.

State Securities – Blue Sky Laws, page 21

5.      We note your response to comment 17 of our letter dated December 27, 2013.  We note, however, that there is still a reference to being a shell company on page 21.  Please revise or advise.

2013 Summary Compensation Table, page 40

6.      We note your disclosure on page 7 that Mrs. Schloth was the original director and officer of the company from July 29 through August 31, 2013.  Please revise this section to include disclosure concerning Mrs. Schloth.  Refer to Item 402(m)(2)(i) of Regulation S-K.

Exhibit 5.1

7.      Please have counsel revise its opinion to specify that its opinion pertains to the corporate laws of the jurisdiction of your incorporation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3404 with any questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor